UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:

William C. Kavan.	Bryan D. Rosenberger, Esq.
117 Brixton Road	Eckert Seamans Cherin & Mellott, LLC
Garden City, NY 11530	44th Floor, 600 Grant Street
(516) 747-2043	Pittsburgh, PA 15219
(412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 019924 10 9

1.	Names of Reporting Persons: William C. Kavan I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 577,546 (1) 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 577,546 (1) 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 577,546 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 7.8% (1)
14.	Type of Reporting Person: IN

(1)	See response to Item 5.

This statement amends Items 3, 4 and 5 of the Schedule 13D of William C. Kavan (the “Reporting Person”) dated December 31, 1998, as amended by Amendment No. 1 thereto dated December 29, 2000 and Amendment No. 2 thereto dated May 31, 2004 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred since September 7, 2004, the filing date of the last amendment to the Reporting Person’s Schedule 13D, that have affected the Reporting Person’s beneficial ownership of the Company’s Common Stock as follows:

An option to purchase 5,000 shares of Common Stock has been granted to the Reporting Person, and an option to purchase 5,000 shares of Common Stock held by the Reporting Person expired on November 11, 2004.

Item 3. Source and Amount of Funds or Other Consideration.

On July 26, 2005, the Reporting Person acquired indirect beneficial ownership of additional equity securities of the Company when The Churchill Group, LLC, a New York limited liability company, purchased in a private transaction with personal funds provided by the Reporting Person 10 shares of the Company’s Series H Redeemable Preferred Stock (the “Series H Preferred Stock”) and a related warrant to purchase 100,000 shares of Common Stock (the “Series H Warrant”) for an aggregate purchase price of $100,000, allocated as $10,000 per share of Series H Preferred Stock. The Reporting Person owns 100% of the equity, and is the managing member, of The Churchill Group, LLC.

Current information as to the beneficial ownership of equity security of the Company by the Reporting Person is set forth in Item 5.

Item 4. Purpose of Transaction.

The Churchill Group, LLC purchased the shares of Series H Preferred Stock and the Series H Warrant in order to facilitate the Company’s raising of additional capital to fund the Company’s acquisition of another business. The Reporting Person has no present plans or proposals to change the Company’s business, corporate structure, capitalization, management or dividend policy.

The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Person, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series G Preferred Stock he holds into shares of Common Stock and to exercise the warrants to purchase 57,143 shares of Common Stock he acquired in 2000 (the “Series G Warrants”). The Reporting Person also has the right to cause The Churchill Group, LLC to exercise the Series H Warrant to purchase 100,000 shares of Common Stock. See Item 5.

Item 5. Interest in Securities of Issuer.

The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 6,967,339 shares of Common Stock outstanding as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

The ten shares of Series G Preferred Stock held by the Reporting Person are convertible into 285,714 shares of Common Stock and the Series G Warrants held by the Reporting Person are exercisable for 57,143 shares of Common Stock. There is no fixed expiration date for the conversion feature of the Series G Preferred Stock. However, the Company may redeem the Series G Preferred Stock at any time after December 29, 2005. If not exercised or terminated sooner, the Series G Warrants will expire by their own terms on December 29, 2005. The Series H Warrant held by The Churchill Group, LLC is exercisable for 100,000 shares of Common Stock, subject to adjustment from time to time.

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 99,689 shares of Common Stock (including 8,889 shares of Common Stock held by The Churchill Group, LLC), representing approximately 1.4% of the shares of Common Stock outstanding. The holders of Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 99,689 shares of outstanding Common Stock and the ten shares of outstanding Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 2.0% of the combined voting power of the Company’s outstanding voting capital stock.

The Reporting Person also holds options which are currently exercisable or exercisable within 60 days of the date of this report to purchase an aggregate of 35,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares, which together with the 99,689 shares beneficially owned by the Reporting Person, represent approximately 1.9% of the shares of Common Stock outstanding assuming that the 35,000 shares of Common Stock issuable upon exercise of the options were currently issued and outstanding. The Reporting Person also holds options to purchase an additional 5,000 shares of Common Stock; however, such options are not currently exercisable or exercisable within 60 days of this report. Such options will become exercisable on November 8, 2005.

If not exercised or terminated sooner, the options held by the Reporting Person are scheduled to expire as follows:

Number of Shares Covered by Option	Expiration Date of Option
5,000 shares	November 10, 2005
5,000 shares	November 11, 2006
10,000 shares	November 10, 2007
5,000 shares	February 7, 2009
5,000 shares	January 6, 2010
5,000 shares	November 19, 2010
5,000 shares*	November 8, 2011

*	Vests and becomes exercisable on November 8, 2005.

The Reporting Person may also be deemed to beneficially own the 285,714 shares of Common Stock into which the ten shares of Series G Preferred Stock held by the Reporting Person may be converted, the 57,143 shares of Common Stock for which the Series G Warrant may be exercised and the 100,000 shares of Common stock for which the Series H Warrant held by The Churchill Group, LLC may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 577,546 shares of Common Stock representing approximately 7.8% of the shares of Common Stock outstanding, assuming that the 285,714 shares of Common Stock issuable upon conversion of the Series G Preferred Stock, the 57,143 shares of Common Stock issuable upon exercise of the Series G Warrants, the 100,000 shares of Common Stock issuable upon exercise of the Series H Warrant and the 35,000 shares issuable upon exercise of the options described above were currently issued and outstanding.

The Reporting Person also beneficially owns 12,000 shares of the Company’s Series C Preferred Stock, 750 shares of the Company’s Series D Preferred Stock, and, indirectly through The Churchill Group, LLC, 41.67 shares of the Company’s Series F Preferred Stock, none of which are convertible into shares of Common Stock.

On July 26, 2005, the Reporting Person acquired indirect beneficial ownership of additional securities of the Company when The Churchill Group, LLC purchased in a private transaction 10 shares of Series H Preferred Stock and the Series H Warrant to purchase 100,000 shares of Common Stock for the aggregate purchase price of $100,000, or $10,000 per share of Series H Preferred Stock. The Reporting Person effected no other transactions in Common Stock or other equity securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As discussed in Item 3, on July 26, 2005, The Churchill Group, LLC purchased a warrant to purchase 100,000 shares of Common Stock (which is referred to in this statement as the Series H Warrant). The exercise price under the Series H Warrant is $1.00 per share. The number of shares of Common Stock for which the Series H Warrant may be exercised and the exercise price shall be adjusted on a weighted average basis in the event of a dilutive issuance (as defined in the Series H Warrant) involving the sale of equity stock or stock equivalents of the Company at a price below the greater of the exercise price or 85% of the market value of the Common Stock. Payment of the exercise price may be made (i) in cash, (ii) by delivery to the Company of shares of Series C Preferred Stock, Series D Preferred Stock or Series F Preferred Stock having an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares to be purchased upon exercise, or (iii) by delivery to the Company of shares of Series G Preferred Stock having an aggregate liquidation value, which aggregate liquidation value shall include an amount that would result in an aggregate 25% compounded annual return on such liquidation value to the date of exercise after giving effect to all dividends paid on such shares of Series G Preferred Stock through the date of exercise, if any, equal to the exercise price for the number of shares to be purchased upon exercise.

The Churchill Group, LLC, the Company and the other holders of Series H Preferred Stock are parties to a Registration Rights Agreement pursuant to which the Company granted to such holders certain rights to require the Company to register the shares of Common Stock acquired upon the exercise of the Series H Warrant owned by The Churchill Group, LLC and the other warrants issued in connection with the Series H Preferred Stock under the Securities Act of 1933, as amended, for public offering and resale.

Item 7. Material to be Filed as Exhibits.

The following is filed as an exhibit to this Amendment No. 3 to the Schedule 13D:

A. Warrant, dated July 26, 2005, to purchase 100,000 shares of Common Stock.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2005 Date	By:	/s/ William C. Kavan
William C. Kavan

Exhibit A

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR SECURITIES LAWS OF ANY STATE, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR EXEMPT FROM THE REGISTRATION REQUIREMENTS THEREOF.

No. 3	WARRANT

VOID AFTER 5:00 p.m., Pittsburgh, Pennsylvania Time, on July 26, 2020.

Warrant to Purchase 100,000
Shares of Common Stock

WARRANT TO PURCHASE COMMON STOCK

OF

ALLIN CORPORATION

This is to certify that, for valuable consideration, receipt of which is hereby acknowledged, THE CHURCHILL GROUP, LLC (the “Holder”), is entitled to purchase, subject to the provisions of this Warrant, from ALLIN CORPORATION, a Delaware corporation (the “Company”), 100,000 fully paid and nonassessable shares of the Common Stock, $.01 par value per share, of the Company (the “Stock”), subject to adjustment as hereinafter set forth, at such price, during such period and subject to such terms as hereinafter set forth. Unless the context otherwise requires, the term “Warrant” or “Warrants” as used herein includes this Warrant and any other Warrant or Warrants which may be issued pursuant to the provisions of this Warrant, whether upon transfer, assignment, partial exercise, divisions, combinations, exchange or otherwise, and the term “Holder” includes any transferee or transferees or assignee or assignees of the Holder named above, all of whom shall be subject to the provisions of this Warrant, and, when used with reference to shares of Stock, means the holder or holders of such shares of Stock. This Warrant was originally issued pursuant to the terms of that certain Subscription Agreement dated as of July 26, 2005 between the original Holder and the Company.

Section 1. Exercise Price. Subject to the provisions with respect to adjustment in Section 7, the purchase price for each share of Stock purchasable pursuant hereto shall be $1.00 per share (hereinafter, as adjusted from time to time as herein required, the “Exercise Price”).

Section 2. Exercise of Warrant.

(a) This Warrant may only be exercised pursuant to this Section 2.

(b) This Warrant may be exercised, in whole or in part at any time or from time to time, on or prior to 5:00 p.m., Pittsburgh, Pennsylvania time, on July 26, 2020, or if such date is a day on which federal or state chartered banking institutions located in the Commonwealth of Pennsylvania are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation and surrender to the Company at its principal office in Pennsylvania of this Warrant and the purchase form annexed hereto duly executed and accompanied by payment, in cash, certified or cashier’s check payable to the order of the Company or shares of Series C Redeemable Preferred Stock of the Company (“Series C Preferred Stock”), Series D Convertible Redeemable Preferred Stock of the Company (“Series D Preferred Stock”), Series F Convertible Redeemable Preferred Stock of the Company (“Series F Preferred Stock”) or Series G Convertible Redeemable Preferred Stock of the Company (“Series G Preferred Stock”) of the Exercise Price for the number of shares of Stock to be purchased upon exercise of the Warrant. If payment is made by delivery of shares of Series C Preferred Stock, Series D Preferred Stock and/or Series F Preferred Stock, the number of shares of Series C Preferred Stock, Series D Preferred Stock and/or Series F Preferred Stock so delivered must have an aggregate liquidation value plus accrued and unpaid dividends, if any, equal to the exercise price for the number of shares of Stock to be purchased upon exercise of the Warrant. If payment is made by delivery of shares of Series G Preferred Stock, the number of shares of Series G Preferred Stock so delivered must have an aggregate liquidation value, which aggregate liquidation value shall include an amount that would result in an aggregate 25% compounded annual return on such liquidation value to the date of exercise after giving effect to all dividends paid on such shares of Series G Preferred Stock through the date of exercise, if any, equal to the exercise price for the number of shares of Stock to be purchased upon exercise of the Warrant. If this Warrant is exercised in part only, the Company shall, promptly after presentation of this Warrant upon such exercise, execute and deliver a new Warrant evidencing the rights of the Holder hereof to purchase the unexercised balance of this Warrant. Upon and as of such receipt of this Warrant and the purchase form by the Company at its principal office in Pennsylvania, in proper form for exercise and accompanied by payment as herein provided, the Holder shall be deemed to be the holder of record of the shares of Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Stock shall not then be actually delivered to the Holder.

Section 3. Covenants of Company. The Company represents, warrants, covenants and agrees as follows:

(a) All Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance in accordance with the provisions of this Warrant, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof (other than taxes in respect of any transfer occurring contemporaneously with such issuance).

(b) The Company will at all times until expiration of this Warrant reserve and keep available, free from preemptive rights, out of its authorized but unissued capital stock (or capital stock held in treasury), a number of shares of Stock equal to the total number of shares of Stock issuable upon exercise of this Warrant.

(c) The Company acknowledges and agrees that, pursuant to a Registration Rights Agreement dated as of July 26, 2005 among the Company, the original Holder and other holders of warrants, the Holder has certain registration rights with respect to the shares of Stock issuable upon exercise of this Warrant.

Section 4. Fractional Shares. No fractional shares of Stock or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional shares to which the Holder would otherwise be entitled upon exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the Exercise Price.

Section 5. Transfer, Exchange, Assignment or Loss of Warrant.

5.1 This Warrant may not be assigned or transferred except as provided in this Section 5 and in accordance with and subject to the provisions of the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder (said Act and such Rules and Regulations being hereinafter collectively referred to as the “Act”). Any purported transfer or assignment made other than in accordance with this Section 5 shall be null and void and of no force and effect.

5.2 Prior to any transfer of this Warrant, other than in an offering registered under the Act, the Holder shall notify the Company in writing of its intention to effect such transfer, indicating the circumstances of the proposed transfer and furnish the Company with an opinion of its counsel, which counsel and opinion shall be reasonably satisfactory to the Company, to the effect that the proposed transfer may be made without registration under the Act or registration or qualification under any applicable state securities laws. The Company will promptly notify the Holder if the opinion of counsel furnished to the Company is reasonably satisfactory to the Company. Unless the Company notifies the Holder within 10 business days after its receipt of such opinion that such opinion is not reasonably satisfactory to counsel for the Company, the Holder may proceed to effect the transfer.

5.3 Each certificate for shares of Stock or for any other security issued or issuable upon exercise of this Warrant shall contain the following legend (unless the Company shall have received an opinion of counsel reasonably satisfactory to it that such legend is not required to assure compliance with the Act):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR SECURITIES LAWS OF ANY STATE, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO OR FOR SALE IN CONNECTION WITH ANY DISTRIBUTION AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED PURSUANT TO APPLICABLE PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR EXEMPT FROM THE REGISTRATION REQUIREMENTS THEREOF.

The Holder, by accepting this Warrant, agrees and represents that, unless the shares of Stock to be issued to such Holder upon exercise hereof shall have been registered under the Act prior to the delivery thereof to such Holder, it will acquire such shares for investment and not with a view to their distribution.

5.4 Any assignment permitted hereunder shall be made by surrender of this Warrant to the Company at its principal office in Pennsylvania with the assignment form annexed hereto duly completed and executed. In such event the Company shall, without charge for any issuance or transfer tax or other costs incurred by the Company with respect to such transfer, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation thereof at the principal office of the Company in Pennsylvania together with a written notice signed by the Holder thereof, specifying the names and denominations in which new Warrants are to be issued.

5.5 Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant (provided that an affidavit of the Holder shall be satisfactory for such purpose), and of indemnity satisfactory to it and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen or destroyed Warrant shall thereupon become void.

Section 6. Rights of Holder. Any Holder of this Warrant shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or in equity, and the rights of any such Holder are limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

Section 7. Adjustment in the Number of Warrant Shares Purchasable and Exercise Price.

7.1 The number of shares of Stock or other securities or property for which this Warrant may be exercised and the Exercise Price shall be subject to adjustments as follows:

(a) If the Company, at any time or from time to time, effects a subdivision or combination, by stock split, reverse stock split or otherwise, of its outstanding shares of Stock into a larger or smaller number of shares of Stock, the number of shares of Stock for which this Warrant may be exercised immediately prior to such subdivision or combination shall be increased or reduced in the same proportion as the increase or decrease in the outstanding shares of Stock and the then applicable Exercise Price shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Stock purchasable upon exercise hereof immediately prior to such subdivision or combination and the denominator of which shall be the number of shares of Stock purchasable immediately following such subdivision or combination. Any adjustment under this Paragraph (a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b) If the Company, at any time or from time to time, declares a dividend on Stock payable in Stock or securities convertible into Stock the number of shares of Stock for which this Warrant may be exercised shall be increased, as of the close of business on the record date for determining which holders of Stock shall be entitled to receive such dividend, in proportion to the increase in the number of outstanding shares of Stock as a result of such dividend (treating for this purpose any securities convertible into Stock as so converted) and the then applicable Exercise Price shall be adjusted by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Stock purchasable upon exercise hereof immediately prior to the record date for such dividend and the denominator of which shall be the number of shares of Stock purchasable immediately following the record date for such dividend (treating for this purpose any securities convertible into Stock as so converted).

(c) If the Company at any time or from time to time makes, or fixes a record date for the determination of holders of Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Stock or securities convertible into Stock, then and in each such event provision shall be made so that the Holder shall receive upon exercise hereof, in addition to the number of shares of Stock receivable thereupon, the amount of securities of the Company which it would have received had this Warrant been exercised on the date of such event and had it thereafter, during the period from the date of such event to and including the date of exercise, retained such securities receivable by it as aforesaid during such period, subject to all other adjustments called for during such period under this Section 7 with respect to the right of the Holder.

(d) If the Stock issuable upon the exercise of this Warrant is changed into the same or a different number of shares of any class or classes of stock of the Company or property, whether by recapitalization, reclassification or other exchange (other than a subdivision or combination of shares, or a stock dividend, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 7), then and any in such event the Holder shall have the right thereafter to purchase the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other exchange by holders of the number of shares of Stock with respect to which this Warrant might have been exercised immediately prior to such recapitalization, reclassification or other exchange, all subject to further adjustments as provided herein.

(e) If at any time or from time to time there is a capital reorganization of the Stock (other than a subdivision or combination of shares or a stock dividend or recapitalization,

reclassification or exchange of shares provided for elsewhere in this Section 7) or a consolidation or merger of the Company with or into another entity or the sale of all or substantially all of the Company’s assets to another person, then, as part of such capital reorganization, consolidation, merger or sale, provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant the same kind and number of shares of Stock and other securities, cash or other property as would have been distributed to the Holder upon such reorganization, reclassification, consolidation, merger or sale had the Holder exercised this Warrant immediately prior to such reorganization, reclassification, consolidation, merger or sale. The Holder shall pay upon such exercise the Exercise Price that otherwise would have been payable pursuant to the terms of this Warrant. Appropriate adjustment shall be made in the application of the provisions of this Section 7 with respect to the rights of the Holder after the reorganization, consolidation, merger or sale to the end that the provisions of this Section 7 (including adjustment of the Exercise Price then in effect and the number of shares or securities deliverable upon exercise of this Warrant) shall be applicable after that event and shall be nearly equivalent to the provisions hereof as may be practicable. If any such reorganization, reclassification, consolidation, merger or sale results in a cash distribution in excess of the Exercise Price provided by this Warrant, the Holder may, at the Holder’s option, exercise this Warrant without making payment of the Exercise Price, and in such case the Company shall, upon distribution to the Holder, consider the Exercise Price to have been paid in full, and in making settlement to the Holder, shall deduct an amount equal to the Exercise Price from the amount payable to the Holder.

(f) The number of shares of Stock for which this Warrant may be exercised and the Exercise Price shall be adjusted on a weighted average basis in the event of a dilutive issuance involving any sale of equity stock or stock equivalents of the Company at a price below the greater of the Exercise Price or 85% of the market value of the Stock. A “dilutive issuance,” however, will not include any: (i) grants of options under any Company stock option plan that has been approved by the Company’s Board of Directors or any issuance of Stock as a result of the exercise of such options, provided that the exercise price of any such option is not less than the fair market value of the Stock on the date of the grant; (ii) issuance of Stock upon the conversion of any shares of preferred stock of the Company outstanding on July 26, 2005 (the “Subscription Date”) or upon the conversion of any other convertible debt or other convertible securities of the Company outstanding on the Subscription Date; or (iii) issuance of Stock upon the exercise of warrants outstanding on the Subscription Date and of warrants issued to the holders of the Series H Preferred Stock.

7.2 If the Company shall, other than as provided in Paragraph (e) of Section 7.1, dissolve, liquidate or wind up its affairs, the Holder shall thereafter have the right to receive upon proper exercise of this Warrant, in lieu of the shares of Stock of the Company that the Holder otherwise would have been entitled to receive, the same kind and amount of securities or assets as would have been issued, distributed or paid to the Holder upon any such dissolution, liquidation or winding up with respect to such shares of Stock of the Company had the Holder been the holder of record of such shares of Stock receivable upon exercise of this Warrant on the date for determining those entitled to receive any such distribution.

7.3 In each case of an adjustment or readjustment of the Exercise Price or the number of shares of Stock or other securities issuable upon exercise of this Warrant, the

Company, at its expense, shall promptly cause independent public accountants of recognized standing selected by the Company (who may be the independent public accountants then auditing the books of the Company) to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall promptly mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

7.4 At the request of the Holder and upon surrender of this Warrant, the Company shall reissue this Warrant in a form conforming to the adjustment or change made pursuant to this Section 7.

Section 8. Notices to Warrant Holder. In the event of: (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of Stock of any class or any other securities or property, or to receive any other rights; (ii) any capital reorganization of the Company, any reclassification or recapitalization of the Stock of the Company or any transfer of all or substantially all of the assets of the Company to any other person or any consolidation or merger involving the Company and any other person; or (iii) any voluntary or involuntary dissolution, liquidation or winding-up of the Company; then the Company shall give to the Holder of this Warrant a notice specifying the date or expected date of any such taking of a record or other event and describing the same in reasonable detail. Such notice shall be given at least 20 days prior to the date therein specified.

Section 9. Governing Law. This Warrant shall be construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state.

Section 10. Notice. Notices and other communications to be given to the Holder of this Warrant or to the Company shall be deemed to be sufficiently given if delivered by hand or mailed, registered or certified mail, postage prepaid, to the following address:

If to the Holder:	The Churchill Group, LLC
c/o William C. Kavan, Managing Member
117 Brixton Road
Garden City, NY 11530

If to the Company:	Allin Corporation
381 Mansfield Avenue
Suite 400
Pittsburgh, PA 15220
Attn: Richard W. Talarico

or such other address as the Holder or the Company shall have designated by written notice to the other as herein provided. Notice by mail shall be deemed given when deposited in the United States mail, postage prepaid, as herein provided.

Section 11. Amendment. No amendment to this Warrant shall be valid unless contained in a writing duly executed by the Holder and the Company.

IN WITNESS WHEREOF, the Company has executed this Warrant effective as of July 26, 2005.

ALLIN CORPORATION

By:	/s/ Richard W. Talarico
Title:	Chairman and CEO

8

PURCHASE FORM

Dated                     ,

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Stock and hereby makes payment of $                     in payment of the actual exercise price thereof.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name ______________________________________________________________________________________________________

(Please typewrite or print in block letters)

Address ____________________________________________________________________________________________________

_______________________________________________________________________________________________________

Signature:

ASSIGNMENT FORM

FOR VALUE RECEIVED,                                  hereby sells, assigns and transfers unto

Name ______________________________________________________________________________________________________

(Please typewrite or print in block letters)

Address ____________________________________________________________________________________________________

the right to purchase Stock represented by this Warrant to the extent of                      shares of Stock and does hereby irrevocably constitute and appoint                                     , attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Signature:

Dated:                    ,